Exhibit 99.1

SEMILUX INTERNATIONAL LTD.

4F., No. 32, Keya Rd., Daya Dist.

Central Taiwan Science Park

Taichung City 42881

Taiwan

NOTICE OF THE EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS

Dear Shareholders of Semilux International Ltd.:

We cordially invite you to attend the Extraordinary General Meeting of Shareholders (the “Meeting”) of Semilux International Ltd. (the “Company,” “we,” “us” or “our”) to be held on Wednesday, April 15, 2026, at 9:00 a.m., Eastern Time. To facilitate shareholder participation and save costs, the Meeting will be held in a virtual meeting format only at https://www.cstproxy.com/semilux/2026.

At the Meeting, you will be asked to consider and vote on the following proposals:

1.	The proposal to consolidate the share capital of the Company (the “Share Consolidation Proposal”):

“RESOLVED as an ordinary resolution that, on an effective date to be determined by the board of directors of the Company (the “Board of Directors”) by a resolution of directors (if at all):

(i) every such number of issued and unissued ordinary shares of par value US$0.0001 each as shall be determined by the board of directors, being a ratio of up to twenty (20) to one (1), be consolidated into one (1) ordinary share of such increased par value as shall result from such consolidation, being up to US$0.002 per share (the “Share Consolidation”), with the exact consolidation ratio and the effective date of the Share Consolidation to be further determined by the board of directors; provided that the authorized share capital of the Company shall be adjusted proportionately to reflect the Share Consolidation;

(ii) all fractional entitlements to the issued consolidated ordinary shares as resulted from the Share Consolidation will be rounded up to the nearest whole number of the number of ordinary shares to be issued to the holder; and

(iii) the Board of Directors be authorized and directed to do all such acts and things as it may consider necessary or desirable for the purpose of effectuating the Share Consolidation, including determining the effective date of the Share Consolidation (if at all) and any other changes to the Company’s authorized share capital in connection with and as necessary to effect the Share Consolidation.”

2.	The proposal to amend the memorandum and articles of association of the Company as a result of the share consolidation (the “Charter Amendment Proposal”):

“RESOLVED as a special resolution that, subject to and immediately following the Share Consolidation being effected, the second amended and restated memorandum and articles of association of the Company as set forth in Appendix A to the Proxy Statement & Notice of Meeting (the “Second Amended M&A”) be adopted in in substitution for and to the exclusion of the memorandum and articles of association of the company currently in effect in its entirety with effect upon the Share Consolidation taking effect.”

The Share Consolidation Proposal and the Charter Amendment Proposal are more fully described in the proxy statement accompanying this Notice (the “Proxy Statement”).

We are not aware of any other matters that will come before the Meeting. If any other matters properly come before the Meeting, the persons designated as proxies intend to vote on such matters in accordance with the judgment and recommendation of the Board of Directors of the Company.

The record date for the Meeting is March 12, 2026. Only shareholders of record at the close of business on that date may vote on the proposals being presented at the Meeting or any adjournment, postponement, rescheduling, or continuation thereof.

How You Can Vote

Shareholder of Record: Shares Registered in Your Name

If you are a shareholder of record, you may vote by physically attending the Meeting and voting during the Meeting, virtually attending the Meeting and voting during the Meeting, vote by proxy through the Internet or vote by proxy using a proxy card. Whether or not you plan to virtually attend the Meeting, we urge you to vote by proxy to ensure your vote is counted. You may still physically or virtually attend the Meeting and vote during the Meeting even if you have already voted by proxy.

●	To vote using the proxy card, simply complete, sign and date the proxy card and return it promptly in the envelope provided. If you return your signed proxy card to us before the Meeting, we will vote your shares as you direct.

●	To vote through the Internet, go to www.cstproxyvote.com to complete an electronic proxy card. You will be asked to provide the company number and control number from your proxy card. Your internet vote must be received by 11:59 p.m., Eastern Time, on April 14, 2026 to be counted.

●	If you virtually attend the Meeting, you can also vote during the Meeting by visiting https://www.cstproxy.com/semilux/2026. To vote your shares online, you will need to use the control number included in your proxy materials.

Beneficial Owner: Shares Registered in the Name of Broker or Bank

If you are a beneficial owner of shares registered in the name of your broker, bank, or other nominee, you should have received voting instructions from that organization rather than from us. Simply follow the instructions in the voting instruction form to ensure that your vote is counted. To vote at the Meeting, you must obtain a valid proxy from your broker, bank or other agent and use the control number included in your proxy materials. Follow the instructions from your broker, bank or other agent, or contact your broker, bank or other agent to request a proxy form well in advance of the Meeting.

Change or Revocation of Proxy

If you are a shareholder of record, you may change your vote at any time prior to the exercise of authority granted in the proxy by delivering a written notice of revocation to the Company’s Chief Executive Officer before the commencement of the Meeting, by granting a new proxy bearing a later date, or by voting again via the Internet or your smartphone or tablet, or by attending the Meeting and voting in person. Attendance at the Meeting will not cause your previously granted proxy to be revoked unless you specifically so request.

If your shares are held in “street name,” you may change your vote by submitting new voting instructions to your broker, bank, trustee or nominee or, if you have obtained a legal proxy from your broker, bank, trustee or nominee giving you the right to vote your shares, by attending the Meeting and voting in person.

Quorum

The presence, in person or by proxy or, if a corporate or other non-natural person, by its duly authorized representative, of two or more shareholders holding or representing, in the aggregate, not less than fifty percent (50%) of all votes attaching to ordinary shares of the Company in issue and entitled to vote at the Meeting will constitute a quorum at the Meeting. No business will be considered or determined at the Meeting unless the requisite quorum is present at the time designated for the Meeting. If within half an hour from the time designated for the Meeting a quorum is not present or if during the Meeting a quorum ceases to be present, the Meeting shall be dissolved and in any other case it will stand adjourned to the same day in the next week at the same time and place or to such other day, time or such other place as the directors of the Company may determine, and if at the adjourned meeting a quorum is not present within half an hour from the time appointed for the meeting, the members (as defined in the Companies Act (As Revised) of the Cayman Islands) constituting a majority of the outstanding share capital of the Company (calculated on an as-converted basis) will constitute a quorum and may transact the business for which the Meeting was called, provided that such present members shall only discuss and/or approve the matters as described in the Notice delivered in accordance with the articles of association of the Company.

Abstentions will be counted towards the quorum. Broker non-votes occur for a particular proposal when brokers that hold their customers’ shares in street name sign and submit proxies for such shares (in which case they are considered present for purposes of determining presence of a quorum at a meeting) but do not have the discretionary authority to vote on such particular proposal. This occurs when brokers have not received any voting instructions from their customers, in which case the brokers, as the holders of record, are permitted to vote on “routine” matters, but not on non-routine matters. The Share Consolidation Proposal is a non-routine matter; therefore, brokers holding shares in street name cannot vote or submit proxies for their customers’ shares without receiving voting instructions from the beneficial owners. Accordingly, it is important that you vote your shares, either by proxy or virtually at the Meeting.

Unsigned or unreturned proxies, including those not returned by banks, brokers, or other record holders, will not be counted for quorum or voting purposes.

Votes Required for the Proposals

Your vote is very important, regardless of the number of ordinary shares that you own. Each ordinary share entitles the holder to one vote.

Proposal 1: The Share Consolidation Proposal requires the affirmative vote of the holders of a majority of the ordinary shares represented at the Meeting, in person or by proxy, and entitled to vote and voting on the matter, to approve the Share Consolidation.

Proposal 2: The Charter Amendment Proposal requires and the affirmative vote of the holders of a majority of at least two-thirds of the ordinary shares represented at the Meeting in person or by proxy, and entitled to vote and voting on the matter, to approve the Charter Amendment.

In tabulating the voting results for the proposal, shares that constitute abstentions are not considered votes cast on the proposal, and will have no effect on the vote. Unsigned or unreturned proxies, including those not returned by banks, brokers, or other record holders, will not be counted for voting purposes.

Therefore, it is important for a shareholder that holds ordinary shares through a bank or broker to instruct its bank or broker how to vote its shares if the shareholder wants its shares to count towards the vote tally for the proposal.

Recommendation of the Board of Directors:

THE BOARD OF DIRECTORS OF THE COMPANY RECOMMENDS THAT YOU VOTE “FOR” THE SHARE CONSOLIDATION PROPOSAL AND “FOR” THE CHARTER AMENDMENT PROPOSAL

Detailed voting instructions are provided both in the Proxy Statement & Notice of Meeting and the accompanying proxy card that have been furnished to the U.S. Securities and Exchange Commission (the “SEC”) on a Report on Form 6-K on March 17, 2026 and are available for viewing via the SEC’s website at http://www.sec.gov.

If you have any questions or need assistance with voting at the Meeting, please contact our proxy solicitor:

MacKenzie Partners

1-800-322-2885 (shareholders)

1-212-929-5500 (banks and brokers)

On behalf of the Board of Directors of the Company, I thank you for your support and appreciate your consideration of these matters.

Sincerely,

/s/ Chang, Yung-Peng
Dr. Chang,Yung-Peng
Chairman of the Board of Directors

March 17, 2026

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